Via Facsimile and U.S. Mail
Mail Stop 03-09


April 13, 2005


Mr. Joel Kimbrough
Senior Vice President, Chief Financial Officer and Treasurer
Accredo Health Inc.
1640 Century Center Parkway, Suite 101
Memphis, TN 38134

Re:	Accredo Health Inc.
	Form 10-K for the fiscal year ended June 30, 2004
	File No. 000-25769

Dear Mr. Kimbrough:

      We have reviewed your filings and have the following comments.
We have limited our review of the above referenced filing to only those issues addressed. Where our comments call for disclosure, we think you should amend your document in response to these comments.
In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please amend your Form 10-K for the fiscal year ended June 30, 2004 and respond to these comments within 15 business days or tell us when you will provide us with a response prior to the expiration of the 15-day period. If we have requested additional information as well as an amendment or if you disagree with any comment that calls for disclosure, please provide this letter prior to your amendment. You may wish to provide us with marked copies of the amendment to expedite our review. Your letter should key your response to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended June 30, 2004, filed September 13,
2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
of Results of Operations

Critical Accounting Policies and Estimates, page 36

1) Please revise your discussion of critical accounting estimates to be consistent with Section V of our FR-72, Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations. For example, please discuss how you arrived at the critical accounting estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. In addition, please also provide quantitative disclosure when it is reasonably available and will provide material information for investors.

2) We note your disclosure regarding the allowances for doubtful accounts and for contractual discounts. We believe that your disclosure of these estimates could be greatly enhanced by addressing the material implications of uncertainties associated with the methods, assumptions and estimates underlying these estimates. Please consider expanding your disclosure as follows:

a) For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual discounts that you recorded during the current period. For example, for fiscal 2004, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in fiscal
2003 and the amount of the new estimate or settlement amount that was recorded during fiscal 2004.

b) Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.

c) Disclose in a comparative tabular format, the aging of accounts receivable by payor. The aging schedule may be based on management`s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. major medical benefit plans, prescription card benefits, other non-governmental, Medicare, Medicaid, and self-
pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

d) If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

Fiscal Year Ended June 30, 2004 Compared to Fiscal Year Ended June 30, 2003, page 38

3) Where you attribute material fluctuations in your revenues and expenses to multiple factors, please ensure that you have quantified and explained those factors that are significant in understanding these fluctuations, as required by Financial Reporting Codification
Section 501.04. Based on your existing disclosures, it appears that your discussion of changes in revenues, costs of sales, general and administrative expenses, and bad debts could have been better quantified.

Fiscal Year Ended June 30, 2003 Compared to Fiscal Year Ended June 30, 2002, page 39

4) In your discussion of general and administrative expenses, we note that higher margin products have higher general and administrative expenses associated with them. Please tell us the nature of these higher expenses, how they are associated with these products, and why these amounts have not been classified as costs of sales.

Liquidity and Capital Resources, page 40

5) Please state the steps you take in collecting accounts receivable.
Please disclose your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded. Please clarify the threshold (amount and age) for account balance write-offs.

Commitments and Contractual Obligations, page 42

6) Based on your disclosure on the statement of cash flows, it appears that interest payments represent a significant cash outflow for the Company. As these payments represent material future obligations of the Company, we believe the inclusion of estimated interest payments in the contractual obligations table or a related footnote disclosure will provide investors increased transparency of your cash flow. Based on the above factors, please revise your contractual obligations table to include the interest payments or supplement the table with additional information that will assist the investor with understanding the Company`s cash requirements. Refer to Financial Reporting Release 72.

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Revenue Recognition, page F-9

7) In Overview of MD&A, we note that you sell drugs to patients to address various diseases. However, it is unclear how these drugs are similar. As such, please clarify for us how you have provided or how you intend to provide the disclosures required by paragraph 37 of SFAS 131.

8) We note that you disclose the percentage of gross patient revenues from participation in Medicare and state-sponsored Medicaid programs.
Please tell us why your disclosures are based on gross revenues, as opposed to the net revenues recognized on your income statement. Paragraph 39 of SFAS 131 would appear to relate to revenue recognized.

3. Business Acquisitions, page F-12

9) We note that in each acquisition discussed in this footnote, a significant amount was allocated to goodwill, and a minimal amount was allocated to acquired patient relationships. For each acquisition that resulted in the recognition of goodwill, please disclose the factors that contributed to that recognition, as required by paragraph 51(b) of SFAS 141. In addition, in the Form S-
4 filed by Medco Health Solutions, Inc. on March 24, 2005, we note that Medco has allocated some of the price to purchase Accredo to manufactuer and payor relationships and trade names. As such, please tell us whether you acquired these relationships and trade names in any of the business acquisitions discussed in this footnote. If so, please tell us why you did not appear to allocate any of the purchase price for these acquisitions to these intangible assets.

15. Contingencies, page F-23 - F-24

10) We note your disclosure regarding the lawsuits filed by various parties. It is unclear whether or not the Company believes that that these matters will result in material, estimable, and probable liability to the parties involved. For each incident mentioned, please tell us, supplementally, and expand your disclosure to address the provisions in SFAS 5. Include the lawsuits relating to the historical operations of Gentiva in your response. If it is a reasonable possibility that a loss may occur, disclose the range of possible losses or state that an estimate cannot be made pursuant to paragraph 10 of SFAS 5.


*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tabatha Akins, Staff Accountant, at (202)
824-
5547 or Oscar Young, Senior Accountant, at (202) 942-2902 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,




								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. Joel R. Kimbrough
Accredo Health Inc.
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